SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13E-3

RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 5)

West Corporation

(Name of Issuer)

West Corporation

Gary L. West

Mary E. West

Thomas B. Barker

Omaha Acquisition Corp.

Thomas H. Lee Equity Fund VI, L.P.

Quadrangle Capital Partners II LP

(Names of Persons Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

952355105

(CUSIP Number of Class of Securities)

Thomas B. Barker

Chief Executive Officer

West Corporation

11808 Miracle Hills Drive

Omaha, Nebraska 68154

(402) 963-1200

(Name, Address and Telephone Number of Persons Authorized to

Receive Notices and Communications on Behalf of Filing Person)

Copies to:

James C. Morphy, Esq. Audra D. Cohen, Esq. Sullivan & Cromwell LLP 125 Broad Street New York, New York 10004 (212) 558-4000	Frederick C. Lowinger, Esq. Paul L. Choi, Esq. Sidley Austin LLP One South Dearborn Street Chicago, Illinois 60603 (312) 853-7000	David C. Chapin, Esq. Shari H. Wolkon, Esq. Ropes & Gray LLP One International Place Boston, MA 02110 (617) 951-7000

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A (§§ 240.14a-1 through 240.14b-2), Regulation 14C (§§ 240.14c-1 through 240.14c-101) or Rule 13e-3(c) (§ 240.13e-3(c)) under the Securities Exchange Act of 1934 (“the Act”).
b.	☐	The filing of a registration statement under the Securities Act of 1933.
c.	☐	A tender offer.
d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting results of the transaction: ☒

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$3,350,959,666	$358,552.68

*	Calculated solely for purposes of computing the filing fee in accordance with Rule 0-11(b)(1) under the Securities Exchange Act of 1934, as amended. Determined by adding (i) the product of 31,123,805, the number of shares of common stock of West Corporation outstanding as of June 30, 2006 (other than shares owned by Gary and Mary West), and $48.75, the price to be paid per share to the stockholders in the proposed merger (other than Gary and Mary West), (ii) the product of 39,562,363, the number of shares of West Corporation common stock owned by Gary and Mary West (including solely for purposes of calculating the filing fee, the 5,837,500 shares of West common stock owned by Gary and Mary West that are being rolled over into equity of the surviving corporation in the proposed merger) and $42.83, the price to be paid (or deemed to be paid for purposes of calculating the filing fee) per share to Gary and Mary West in respect of such shares in the proposed merger; and (iii) $139,218,165, the amount expected to be paid upon cancellation of 5,671,508 options to purchase shares of West common stock with exercise prices below $48.75 per share.

**	The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, and Fee Advisory #5 for Fiscal Year 2006, is equal to 0.0107% of the value of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identifying the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:    $358,552.68

Form of Registration No.:    14A

Filing Party:    West Corporation

Date Filed: July 13, 2006

INTRODUCTION

This Amendment No. 5 (the “Final Amendment”) to Rule 13e-3 Transaction Statement on Schedule 13E-3, together with the exhibits hereto (this “Schedule 13E-3”), is being filed with the Securities and Exchange Commission (the “SEC”) by (1) West Corporation, a Delaware corporation (“West” or the “Company”), the issuer of common stock, par value $0.01 per share (the “Common Stock”), that is subject to the Rule 13E-3 transaction, (2) Gary L. West, an individual and a director of West, (3) Mary E. West, an individual and a director and officer of West, (4) Thomas B. Barker, an individual and a director and the Chief Executive Officer of West, (5) Omaha Acquisition Corp., a Delaware corporation formed for the sole purpose of completing the merger, (6) Thomas H. Lee Equity Fund VI, L.P., a Delaware limited partnership and one of the private equity funds that is a current owner of Omaha Acquisition Corp., and (7) Quadrangle Capital Partners II LP, a Delaware limited partnership and one of the private equity funds that is a current owner of Omaha Acquisition Corp. (together with West, Gary L. West, Mary E. West, Thomas B. Barker, Omaha Acquisition Corp. and Thomas H. Lee Equity Fund VI, L.P., the “Filing Persons”). Capitalized terms used herein but not defined in this Schedule 13E-3 have the meanings given to them in the proxy statement attached as Exhibit (a)(1) to this Schedule 13E-3 (including all schedules and annexes thereto, the “Disclosure Document”).

Pursuant to General Instruction F to Schedule 13E-3, the information contained in the Disclosure Document including all schedules and annexes thereto, is hereby expressly incorporated herein by reference in response to items 1 through 15 of Schedule 13E-3 and is supplemented by the information specifically provided herein.

Information contained in this Schedule 13E-3 concerning any of the Filing Persons has been provided by such Filing Person and no other Filing Person, including West, takes responsibility for the accuracy of any information not supplied by such Filing Person.

The filing of this Schedule 13E-3 shall not be construed as an admission by any Filing Person or by any affiliate of a Filing Person, that West is “controlled” by any Filing Person, or that any Filing Person is an “affiliate” of West within the meaning of Rule 13e-3 under Section 13(e) of the Securities Exchange Act of 1934, as amended.

This Final Amendment is being filed pursuant to Rule 13e-3(d)(3) to report the results of the transaction which is the subject of the Schedule 13E-3.

Item 1.	Summary Term Sheet (Regulation M-A, Item 1001)

The information set forth in the Disclosure Document under the caption “Summary Term Sheet” is incorporated herein by reference.

Item 2.	Subject Company Information (Regulation M-A, Item 1002)

(a)	Name and address. The information set forth in the Disclosure Document under the caption “Summary Term Sheet—Parties Involved in the Proposed Merger—West Corporation” is incorporated herein by reference. West is the issuer of the class of equity securities which is the subject of the Rule 13e-3.

(b)	Securities. The information set forth in the Disclosure Document under the caption “Security Ownership of Certain Beneficial Owners and Management” is incorporated herein by reference.

(c)	Trading market and price. The information set forth in the Disclosure Document under the caption “Market Price and Dividend Data” is incorporated herein by reference.

(d)	Dividends. The information set forth in the Disclosure Document under the caption “Market Price and Dividend Data” is incorporated herein by reference.

(e)	Prior public offerings. The information set forth in the Disclosure Document under the caption “Market Price and Dividend Data” is incorporated herein by reference.

(f)	Prior stock purchases. The information set forth in the Disclosure Document under the caption “Transactions in West Common Stock” is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person (Regulation M-A, Item 1003)

(a)	Name and address. The information set forth in the Disclosure Document under the captions “Parties Involved in the Proposed Merger” and “Information Regarding the Transaction Participants” is incorporated herein by reference.

(b)	Business and background of entities. The information set forth in the Disclosure Document under the captions “Parties Involved in the Proposed Merger” and “Information Regarding the Transaction Participants” is incorporated herein by reference.

(c)	Business and background of natural persons. The information set forth in the Disclosure Document under the captions “Parties Involved in the Proposed Merger” and “Information Regarding the Transaction Participants” is incorporated herein by reference.

Item 4.	Terms of the Transaction (Regulation M-A, Item 1004)

(a)(1)	Tender offers. Not applicable.

(a)(2)	Mergers and similar transactions. The information set forth in the Disclosure Document under the captions “Special Factors”, “The Special Meeting”, and “Terms of the Merger Agreement” is incorporated herein by reference. Letter, dated as of May 31, 2006, from Omaha Acquisition Corp. to Thomas B. Barker (attached hereto as exhibit (d)(4)) is incorporated herein by reference.

(c)	Different terms. The information set forth in the Disclosure Document under the captions “Special Factors—Interests of Officers and Directors in the Merger” and “Special Factors—Additional Agreements” is incorporated herein by reference.

(d)	Appraisal rights. The information set forth in the Disclosure Document under the caption “Appraisal Rights” and in Annex E to the Disclosure Document is incorporated herein by reference.

(e)	Provisions for unaffiliated security holders. Not Applicable.

(f)	Eligibility for listing or trading. Not Applicable.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements (Regulation M-A, Item 1005)

(a)	Transactions. The information set forth in the Disclosure Document under the captions “Transactions in West Common Stock”, “Special Factors—Interests of Officers and Directors in the Merger” and “Past Contacts Transactions, Negotiations, and Agreements” is incorporated herein by reference.

(b)–(c)	Significant corporate events, Negotiations or contacts. The information set forth in the Disclosure Document under the caption “Special Factors—Background of the Merger” and “Past Contacts Transactions, Negotiations, and Agreements” is incorporated herein by reference.

(e)	Agreements involved in the subject company’s securities. The information set forth in the Disclosure Document under the captions “Special Factors—Additional Agreements”, “Terms of the Merger Agreement”, “Past Contacts Transactions, Negotiations, and Agreements” and “Transactions in West Common Stock” and in Annexes A and B to the Disclosure Document is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals (Regulation M-A, Item 1006)

(b)	Use of securities acquired. The information set forth in the Disclosure Document under the captions “Special Factors—Certain Effects of the Merger” and “Terms of the Merger Agreement—Consideration to be Received Pursuant to the Merger; Treatment of Stock Options” is incorporated herein by reference.

(c)(1)–(8)	Plans. The information set forth in the Disclosure Document under the captions “Special Factors—Background of the Merger”, “Special Factors—Certain Effects of the Merger”, “Special Factors—Purposes, Reasons and Plans for West after the Merger” and “Terms of the Merger Agreement” is incorporated herein by reference.

Item 7.	Purposes, Alternatives, Reasons and Effects (Regulation M-A, Item 1013)

(a)	Purposes. The information set forth in the Disclosure Document under the caption “Special Factors—Purposes, Reasons and Plans for West after the Merger” is incorporated herein by reference.

(b)–(c)	Alternatives; Reasons. The information set forth in the Disclosure Document under the captions “Special Factors—Background of the Merger”, “Special Factors—Reasons for the Merger; Recommendations of the Special Committee and of Our Board of Directors; Fairness of the Merger”, “Special Factors—Position of Gary and Mary West as to the Fairness of the Merger,” “Special Factors—Position of Thomas B. Barker as to the Fairness of the Merger,” “Special Factors—Position of Newco, THL Equity Fund VI and Quadrangle Capital II as to the Fairness of the Merger” and “Special Factors—Purposes, Reasons and Plans for West after the Merger” is incorporated herein by reference.

(d)	Effects. The information set forth in the Disclosure Document under the captions “Special Factors—Reasons for the Merger; Recommendations of the Special Committee and of Our Board of Directors; Fairness of the Merger”, “Special Factors—Certain Effects of the Merger”, “Special Factors—Purposes, Reasons and Plans for West after the Merger”, “Special Factors—Interests of Officers and Directors in the Merger”, “Special Factors—Material U.S. Federal Income Tax Consequences” and “Terms of the Merger Agreement” is incorporated herein by reference.

Item 8.	Fairness of the Transaction (Regulation M-A, Item 1014)

(a)–(b)	Fairness; Factors considered in determining fairness. The information set forth in the Disclosure Document under the captions “Special Factors—Background of the Merger”, “Special Factors—Reasons for the Merger; Recommendation of the Special Committee and of Our Board of Directors; Fairness of the Merger”, “Special Factors—Position of Gary and Mary West as to the Fairness of the Merger”, “Special Factors—Position of Thomas B. Barker as to the Fairness of the Merger”, “Special Factors—Position of Newco, THL Equity Fund VI and Quadrangle Capital II as to the Fairness of the Merger”, “Special Factors—Opinion of Goldman, Sachs & Co.”, “Special Factors—Opinion of Morgan Stanley & Co. Incorporated” and “Special Factors—Interests of Officers and Directors in the Merger” is incorporated herein by reference.

(c)	Approval of security holders. The information set forth in the Disclosure Document under the caption “The Special Meeting—Record Date and Voting Information” is incorporated herein by reference.

(d)	Unaffiliated representative. The information set forth in the Disclosure Document under the captions “Special Factors—Background of the Merger”, “Special Factors—Reasons for the Merger; Recommendation of the Special Committee and of Our Board of Directors; Fairness of the Merger”, “Special Factors—Opinion of Goldman, Sachs & Co.” and “Special Factors—Opinion of Morgan Stanley & Co. Incorporated” is incorporated herein by reference.

(e)	Approval of directors. The information set forth in the Disclosure Document under the captions “Special Factors—Background of the Merger”, “Special Factors—Reasons for the Merger; Recommendation of the Special Committee and of Our Board of Directors; Fairness of the Merger” is incorporated herein by reference.

(f)	Other offers. The information set forth in the Disclosure Document under the captions “Special Factors—Background of the Merger” and “Special Factors—Reasons for the Merger; Recommendation of the Special Committee and of Our Board of Directors; Fairness of the Merger” is incorporated herein by reference.

Item 9.	Reports, Opinions, Appraisals and Negotiations (Regulation M-A, Item 1015)

(a)	Report, opinions or appraisal. The information set forth in the Disclosure Document under the captions “Special Factors—Background of the Merger”, “Special Factors—Opinion of Goldman, Sachs & Co.”, “Special Factors—Opinion of Morgan Stanley & Co. Incorporated”, “Special Factors—Other Written Presentations by Goldman Sachs” and “Special Factors—Other Written Presentations By Morgan Stanley” is incorporated herein by reference.

(b)	Preparer and summary of the report, opinion or appraisal. The information set forth in the Disclosure Document under the captions “Special Factors—Opinion of Goldman, Sachs & Co.”, “Special Factors—Opinion of Morgan Stanley & Co. Incorporated”, “Special Factors—Other Written Presentations by Goldman Sachs” and “Special Factors—Other Written Presentations By Morgan Stanley” is incorporated herein by reference.

(c)	Availability of documents. The information set forth in the Disclosure Document under the captions “Special Factors—Opinion of Goldman, Sachs & Co.”, “Special Factors—Opinion of Morgan Stanley & Co. Incorporated” and “Where You Can Find More Information” and in Annexes C and D of the Disclosure Statement is incorporated herein by reference. The presentations by the financial advisor to the board and the financial advisor to the special committee are also attached hereto as exhibit (c)(3), exhibit (c)(4) and exhibit (c)(5).

Item 10.	Source and Amounts of Funds or Other Consideration (Regulation M-A, Item 1007)

(a)–(b), (d)	Source of funds; Conditions. The information set forth in the Disclosure Document under the caption “Special Factors—Financing” is incorporated herein by reference.

(c)	Expenses. The information set forth in the Disclosure Document under the caption “Special Factors—Estimated Fees and Expenses of the Merger” is incorporated herein by reference.

Item 11.	Interest in Securities of the Subject Company (Regulation M-A, Item 1008)

(a)	Securities ownership. The information set forth in the Disclosure Document under the caption “Security Ownership of Certain Beneficial Owners and Management” is incorporated herein by reference.

(b)	Securities transactions. The information set forth in the Disclosure Document under the caption “Transactions in West Common Stock” is incorporated herein by reference

Item 12.	The Solicitation or Recommendation (Regulation M-A, Item 1012)

(d)	Intent to tender or vote in a going private transaction. The information set forth in the Disclosure Document under the captions “The Special Meeting—Record Date and Voting Information” and “Special Factors—Additional Agreements” is incorporated herein by reference.

(e)	Recommendation of others. The information set forth in the Disclosure Document under the captions “Special Factors—Reasons for the Merger; Recommendation of the Special Committee and of Our Board of Directors; Fairness of the Merger”, “Special Factors—Position of Gary and Mary West as to the Fairness of the Merger” and “Special Factors—Position of Thomas B. Barker as to the Fairness of the Merger” is incorporated herein by reference.

Item 13.	Financial Statements (Regulation M-A, Item 1010)

(a)	Financial Information. The audited financial statements of West Corporation for the years ending December 31, 2005 and 2004 are incorporated herein by reference to West Corporation’s Annual Report on Form 10-K for the year ended December 31, 2005 and the unaudited financial statements for the quarter ended March 31, 2006 are incorporated herein by reference to West Corporation’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2006.

The information set forth in the Disclosure Document under the caption “Summary Financial Information” is incorporated herein by reference.

The information set forth in the Disclosure Document under the captions “Where You Can Find More Information” and “Incorporation by Reference” is incorporated herein by reference.

(b)	Pro forma information. Not applicable.

Item 14.	Persons/Assets, Retained, Employed, Compensated or Used (Regulation M-A, Item 1009)

(a)	Solicitations and recommendations. The information set forth in the Disclosure Document under the caption “The Special Meeting—Expenses of Proxy Solicitation” is incorporated herein by reference.

(b)	Employees and corporate assets. The information set forth in the Disclosure Document under the captions “Parties Involved in the Proposed Merger”, “Summary Term Sheet” and “The Special Meeting—Expenses of Proxy Solicitation” is incorporated herein by reference.

Item 15.	Additional Information (Regulation M-A, Item 1011)

(b)	Other material information. The information set forth in the Disclosure Document and annexes thereto is incorporated herein by reference.

On October 23, 2006, at a special meeting of the Company’s stockholders, the Company’s stockholders voted to adopt the Agreement and Plan of Merger, dated as of May 31, 2006, between Omaha Acquisition Corp. and the Company (the “Merger Agreement”).

On October 24, 2006, the merger of Omaha Acquisition Corp. with and into the Company (the “Merger”) was consummated with the Company being the surviving corporation of the Merger.

At the effective time of the Merger, each share of Common Stock issued and outstanding (other than shares held in the treasury of the Company or owned by Omaha Acquisition Corp., Gary L. West and/or Mary E. West, certain members of management with respect to certain shares they elected to invest in the surviving corporation or stockholders who were entitled to and who properly exercised appraisal rights under Delaware law) was converted into the right to receive $48.75 per share in cash, without interest. Gary L. West and Mary E. West, both of whom served as directors of the Company and holders of approximately 56% of the outstanding West common stock prior to the effective time of the Merger, converted approximately 85% of their West common stock into the right to receive $42.83 per share in cash, without interest, and the remaining 15% of their West common stock into shares of the surviving corporation. Immediately prior to the effective time of the Merger, all outstanding options to acquire West common stock became fully vested and immediately exercisable. All such options (other than certain options held by members of management that were converted into shares of the surviving corporation) not exercised prior to the Merger were converted into a right to receive a cash payment in an amount (if any) equal to the product of (x) the number of shares of West common stock subject to such option and (y) the excess, if any, of the $48.75 over the exercise price per share of West common stock subject to such option. Certain executive officers also elected to convert certain of the units credited to their deferred compensation accounts which were measured by the value of West common stock into units measured instead by the value of shares of the surviving corporation.

The Company will file a Form 15 with the Securities and Exchange Commission in order to deregister its Common Stock under the Securities Exchange Act of 1934, as amended.

Item 16.	Exhibits (Regulation M-A, Item 1016)

(a)(1)	Proxy Statement of West Corporation on Schedule 14A dated September 18, 2006 and filed by West Corporation with the Securities and Exchange Commission on September 19, 2006, (the “Disclosure Statement), incorporated by reference herein.

(a)(2)	Letter to Stockholders of West Corporation, incorporated herein by reference to the Disclosure Statement.

(a)(3)	Notice of Special Meeting of Stockholders of West Corporation, incorporated herein by reference to the Disclosure Statement

(a)(4)	Press Release of West Corporation, dated October 24, 2006.

(b)(1)	Amended and Restated Debt Commitment Letter of Lehman Commercial Paper Inc., Lehman Brothers Inc., Deutsche Bank AG Cayman Islands Branch, Deutsche Bank AG New York Branch, Deutsche Bank Securities Inc., Bank of America, N.A., Banc of America Bridge LLC, Banc of America Securities LLC, Wachovia Bank, National Association, Wachovia Investment Holding, LLC and Wachovia Capital Markets, LLC, dated as of August 22, 2006.***

(c)(1)	Opinion of Goldman, Sachs & Co. dated May 31, 2006 (included as Annex C to the Disclosure Document and incorporated by reference herein).

(c)(2)	Opinion of Morgan Stanley & Co. Incorporated dated May 31, 2006 (included as Annex D to the Disclosure Document and incorporated by reference herein).

(c)(3)	Materials presented by Goldman, Sachs & Co. to the West Board of Directors on May 30, 2006.*

(c)(4)	Materials presented by Morgan Stanley & Co. Incorporated to the Special Committee of the West Board of Directors dated as of May 30, 2006.*

(c)(5)	Materials presented by Morgan Stanley & Co. Incorporated to the Special Committee of the West Board of Directors dated as of May 31, 2006.*

(c)(6)	Materials presented by Goldman, Sachs & Co. to the West Board of Directors on March 14, 2006.****

(c)(7)	Materials presented by Morgan Stanley & Co. Incorporated to the Special Committee of the West Board of Directors dated as of March 14, 2006.**

(c)(8)	Materials presented by Morgan Stanley & Co. Incorporated to the Special Committee of the West Board of Directors on March 17, 2006.**

(c)(9)	Materials presented by Morgan Stanley & Co. Incorporated to the Special Committee of the West Board of Directors dated as of March 20, 2006.**

(c)(10)	Materials presented by Morgan Stanley & Co. Incorporated to the Special Committee of the West Board of Directors dated as of April 13, 2006.**

(c)(11)	Materials presented by Morgan Stanley & Co. Incorporated to the Special Committee of the West Board of Directors dated as of May 24, 2006.**

(d)(1)	Agreement and Plan of Merger, dated May 31, 2006, between Omaha Acquisition Corp. and West Corporation (included as Annex A to the Disclosure Document and incorporated by reference herein).

(d)(2)	Voting Agreement, dated as of May 31, 2006, by and among Gary and Mary West and Omaha Acquisition Corp. (included as Annex B to the Disclosure Document and incorporated by reference herein).

(d)(3)	Letter Agreement, dated as of May 31, 2006, between Gary and Mary West and Omaha Acquisition Corp. (included as Schedule 2 in Annex A to the Disclosure Document and incorporated herein by reference).

(d)(4)	Letter, dated as of May 31, 2006, from Omaha Acquisition Corp. to Thomas B. Barker.*

(d)(5)	Form of Registration Rights Agreement, dated November 12, 1996, by and among Gary and Mary West and West Corporation (incorporated by reference to Exhibit 10.1 to Registration Statement on Form S-1 (Amendment No. 1) of West Corporation, File No. 333-13991).

(f)	Section 262 of the General Corporation Law of the State of Delaware (included as Annex E to the Disclosure Document and incorporated herein by reference).

(g)	Not applicable.

*	Previously filed on July 13, 2006.
**	Previously filed on August 21, 2006.
***	Previously filed on August 28, 2006.
****	Previously filed on September 18, 2006.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, each of the undersigned parties certifies that the information set forth in this statement is true, complete and correct.

WEST CORPORATION
by:	/s/ Paul M. Mendlik
Name: Paul M. Mendlik Title: Chief Financial Officer
GARY L. WEST
by:	/s/ Gary L. West
Name: Gary L. West
MARY E. WEST
by:	/s/ Mary E. West
Name: Mary E. West
THOMAS B. BARKER
by:	/s/ Thomas B. Barker
Name: Thomas B. Barker
OMAHA ACQUISITION CORP.
by:	/s/ Jeff Swenson
Name: Jeff Swenson Title: Vice President & Treasurer
THOMAS H. LEE EQUITY FUND VI, L.P.
by:	THL Equity Advisors VI, LLC, its general partner
by:	Thomas H. Lee Partners, L.P., its sole member
by:	Thomas H. Lee Advisors, LLC, its general partner
by:	/s/ Soren Oberg
Name: Soren Oberg Title: Authorized Signatory
QUADRANGLE CAPITAL PARTNERS II LP
by:	Quadrangle GP Investors II LP, its general partner
by:	QCP GP Investors II LLC, its general partner
by:	/s/ Joshua Steiner
Name: Joshua Steiner Title: Authorized Signatory

Dated:	October 24, 2006

EXHIBIT INDEX

(a)(1)                 Proxy Statement of West Corporation on Schedule 14A dated September 18, 2006 and filed by West Corporation with the Securities and Exchange Commission on September 19, 2006, (the “Disclosure Statement), incorporated by reference herein.

(a)(2) Letter to Stockholders of West Corporation, incorporated herein by reference to the Disclosure Statement.

(a)(3) Notice of Special Meeting of Stockholders of West Corporation, incorporated herein by reference to the Disclosure Statement

(a)(4) Press Release of West Corporation, dated October 24, 2006.

(b)(1)                Amended and Restated Debt Commitment Letter of Lehman Commercial Paper Inc., Lehman Brothers Inc., Deutsche Bank AG Cayman Islands Branch, Deutsche Bank AG New York Branch, Deutsche Bank Securities Inc., Bank of America, N.A., Banc of America Bridge LLC, Banc of America Securities LLC, Wachovia Bank, National Association, Wachovia Investment Holding, LLC and Wachovia Capital Markets, LLC, dated as of August 22, 2006.***

(c)(1) Opinion of Goldman, Sachs & Co. dated May 31, 2006 (included as Annex C to the Disclosure Document and incorporated by reference herein).

(c)(2) Opinion of Morgan Stanley & Co. Incorporated dated May 31, 2006 (included as Annex D to the Disclosure Document and incorporated by reference herein).

(c)(3) Materials presented by Goldman, Sachs & Co. to the West Board of Directors on May 30, 2006.*

(c)(4) Materials presented by Morgan Stanley & Co. Incorporated to the Special Committee of the West Board of Directors dated as of May 30, 2006.*

(c)(5) Materials presented by Morgan Stanley & Co. Incorporated to the Special Committee of the West Board of Directors dated as of May 31, 2006.*

(c)(6) Materials presented by Goldman, Sachs & Co. to the West Board of Directors on March 14, 2006.****

(c)(7) Materials presented by Morgan Stanley & Co. Incorporated to the Special Committee of the West Board of Directors dated as of March 14, 2006.**

(c)(8) Materials presented by Morgan Stanley & Co. Incorporated to the Special Committee of the West Board of Directors on March 17, 2006.**

(c)(9) Materials presented by Morgan Stanley & Co. Incorporated to the Special Committee of the West Board of Directors dated as of March 20, 2006.**

(c)(10) Materials presented by Morgan Stanley & Co. Incorporated to the Special Committee of the West Board of Directors dated as of April 13, 2006.**

(c)(11) Materials presented by Morgan Stanley & Co. Incorporated to the Special Committee of the West Board of Directors dated as of May 24, 2006.**

(d)(1) Agreement and Plan of Merger, dated May 31, 2006, between Omaha Acquisition Corp. and West Corporation (included as Annex A to the Disclosure Document and incorporated by reference herein).

(d)(2) Voting Agreement, dated as of May 31, 2006, by and among Gary and Mary West and Omaha Acquisition Corp. (included as Annex B to the Disclosure Document and incorporated by reference herein).

(d)(3)                Letter Agreement, dated as of May 31, 2006, between Gary and Mary West and Omaha Acquisition Corp. (included as Schedule 2 in Annex A to the Disclosure Document and incorporated by reference herein).

(d)(4) Letter, dated as of May 31, 2006, from Omaha Acquisition Corp. to Thomas B. Barker.*

(d)(5)                Form of Registration Rights Agreement, dated November 12, 1996, by and among Gary and Mary West and West Corporation (incorporated by reference to Exhibit 10.1 to Registration Statement on Form S-1 (Amendment No. 1) of West Corporation, File No. 333-13991).

(f) Section 262 of the General Corporation Law of the State of Delaware (included as Annex E to the Disclosure Document and incorporated by reference herein).

(g) Not applicable.

*	Previously filed on July 13, 2006.
**	Previously filed on August 21, 2006.
***	Previously filed on August 28, 2006.
****	Previously filed on September 18, 2006.